As filed with the Securities and Exchange Commission on August 22, 1997

                                         Registration Statement No. 333-________

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                         BERKSHIRE REALTY COMPANY, INC.
             (Exact Name of Registrant as Specified in its Charter)

            Delaware                                        04-3086485
(State or Other Jurisdiction of                          (I.R.S. Employer
Incorporation or Organization)                          Identification No.)

                               470 Atlantic Avenue
                           Boston, Massachusetts 02210
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)


                               Scott D. Spelfogel
                         Berkshire Realty Company, Inc.
                               470 Atlantic Avenue
                           Boston, Massachusetts 02210
                                 (617) 423-2233
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                   Copies to:
                            Alexander J. Jordan, Jr.
                                 Peabody & Brown
                               101 Federal Street
                        Boston, Massachusetts 02110-1832
                                 (617) 345-1103

--------------------------------------------------------------------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X].

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

------------------------------------- -------------------- -------------------- ------------------- ------------------
                                                               Proposed             Proposed
Title of Each Class of Securities                               Maximum             Maximum            Amount of
         to be Registered               Amount to be        Offering Price         Aggregate         Registration
                                         Registered            Per Unit(1)       Offering Price           Fee
------------------------------------- -------------------- -------------------- ------------------- ------------------
Common Stock, $.01 par value              2,891,475           $31,896,584           $11.0313            $9,666
===================================== ==================== ==================== =================== ==================

(1)Calculated pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED WITHOUT THE DELIVERY OF A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


       SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED AUGUST 22, 1997

PROSPECTUS

                                2,891,475 Shares
                         BERKSHIRE REALTY COMPANY, INC.

                                  COMMON STOCK

         Berkshire Realty Company, Inc. (the "Company"), is a self-administered and self-managed equity REIT which specializes in the ownership and operation of apartment communities. As of June 30, 1997, the Company had investments in 44 properties in 8 states consisting of 40 apartment communities having in the aggregate 13,341 units and 4 retail centers with a total of 851,000 square feet of leasable space. One retail center is owned through a joint venture with an affiliate of the Company. In addition, the Company owns a mortgage loan collateralized by a multifamily apartment complex located in Florida, a 296-unit development project located in Durham, North Carolina, and three parcels of land for future development, two of which are in Greenville, South Carolina, and one in Dallas, Texas. (The properties owned by the Company are referred to herein as the "Properties.") The Company is a Delaware corporation, and its Common Stock is listed on the New York Stock Exchange under the symbol BRI. Subject to certain exceptions, if a person shall become the owner of shares of Common Stock in excess of 9.8% of the then outstanding Common Stock, such excess shares (the "Excess Shares") shall be subject to certain restrictions with respect to voting rights, dividends and distributions and transfer. See DESCRIPTION OF THE CAPITAL STOCK OF THE COMPANY -- Restrictions on the Ownership and Transfer of Excess Shares.

         This Prospectus relates to the possible issuance by the Company of up to 2,891,475 shares (the "Redemption Shares") of common stock, par value $.01 per share ("Common Stock") of the Company, if and to the extent that certain holders (the "Unitholders") of 2,891,475 units of limited partnership interest ("Units") in BRI OP Limited Partnership (the "Operating Partnership") exchange such Units for Redemption Shares. Of such 2,891,475 Units, 1,300,000 Units were issued to The Berkshire Companies Limited Partnership in connection with the contribution to the Company of the advisory and development service business of such Partnership on March 1, 1996; 1,056,500 Units were issued to Turtle Creek Associates in connection with the acquisition by the Company of a 1,119-unit apartment complex known as Berkshire Towers (formerly The Point Apartments) on May 14, 1996; and 534,975 were issued to GN Limited Partnership in connection with the contribution to the Company of a 136-unit apartment complex known as River Oaks Apartments on May 1, 1995. The Units received by the Unitholders can be tendered to the Company for redemption at any time after August 14, 1997, the date on which the grant of conversion rights to such Units and the issuance of Common Stock upon the tender by the Unitholders of such Units in exchange for Redemption Shares received the necessary approval of the shareholders of the Company.

         Pursuant to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the "Partnership Agreement"), a Unitholder may tender all or a portion of its Units to the Operating Partnership for redemption for the cash equivalent of an equivalent number of shares of Common Stock; provided, however, that the Company may, in its sole and absolute discretion, acquire any Units so tendered for an equivalent number of shares of Common Stock or for the cash equivalent of an equivalent number of shares of Common Stock.

         The Company anticipates that it generally will elect to acquire directly Units tendered for redemption and to issue Common Stock pursuant to this Prospectus in exchange therefor rather than paying cash. As a result, the Company may from time to time issue up to 2,891,475 Redemption Shares upon the acquisition of Units tendered to the Operating Partnership for redemption. Accordingly, the Company is registering the Redemption Shares to provide Unitholders with freely tradable securities upon redemption.

         The Company will not receive any proceeds from the issuance of any Redemption Shares, but will acquire Units tendered to the Operating Partnership for redemption for which it elects to issue Redemption Shares. With each such acquisition, the Company's interest in the Operating Partnership will increase.

         The Unitholders and any agents, dealers or underwriters that participate with the Unitholders in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which case any commissions received by such agents, dealers or underwriters and any profit on the resale of the shares of Common Stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act. See PLAN OF DISTRIBUTION for indemnification arrangements between the Company and the Unitholders.

         See RISK FACTORS on page 4 for certain factors relevant to investment in the Common Stock.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this Prospectus is ____________, 1997.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and are also available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, NY 10048 and at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. In addition, the Common Stock of the Company is listed on the New York Stock Exchange, and similar information concerning the Company can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, DC 20549, a Registration Statement on Form S-3 under the Securities Act and the rules and regulations promulgated thereunder, with respect to the securities offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission at its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents heretofore filed by the Company with the Commission (File No. 1-10660) are incorporated herein by reference:

         (a)      Annual Report on Form 10-K for the year ended December 31,
                  1996;

         (b) Quarterly Reports on Form 10-Q for the three- and six-month periods ended March 31 and June 30, 1997, respectively; and

         (c) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed November 19, 1990 pursuant to the Exchange Act, as amended.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Redemption Shares offered hereby have been sold or which deregisters all Redemption Shares then remaining unsold shall be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Request for such copies should be directed to: Berkshire Realty Company, Inc., 470 Atlantic Avenue, Boston, Massachusetts 02210, Attention: Marianne Pritchard, Senior Vice President and Chief Financial Officer, telephone (888) 867-0100.


                                  RISK FACTORS

         This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below. An investment in the Common Stock involves various risks. Unitholders and other prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before making an investment decision regarding the Redemption Shares.

Tax Consequences to Unitholders of Exchange of Units

         Tax Consequences of Exchange of Units. In the event that the Company exercises its rights to acquire Units tendered for redemption in exchange for cash or Redemption Shares, the Company's acquisition of such Units will be treated for tax purposes as a sale of the Units. Such a sale will be fully taxable to the Unitholder and the Unitholder will be treated as realizing for tax purposes an amount equal to the sum of the cash received or the value of the Redemption Shares received in the exchange plus the amount of any Operating Partnership liabilities allocable to the exchanged Units at the time of the redemption or exchange. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and the value of the Redemption Shares received upon such disposition. See DESCRIPTION OF UNITS AND REDEMPTION OF UNITS -- Tax Consequences of Redemption. In addition, the ability of the Unitholder to sell a substantial number of Redemption Shares in order to raise cash to pay tax liabilities associated with the redemption of Units may be limited as a result of fluctuations in the market price of the Common Stock, and the price the Unitholder receives for such shares may not equal the value of the Units at the time of redemption or exchange.

         Potential Change in Investment Upon Redemption of Units. If a Unitholder exercises its right to require the redemption of all or a portion of its Units, the Unitholder may receive cash or, at the option of the Company, Redemption Shares in exchange for its Units. If the Unitholder receives cash from either the Operating Partnership or the Company, the Unitholder will not have any interest in the Company or the Operating Partnership (except to the extent that it retains Units) and will not benefit from any subsequent increases in the value of Common Stock and will not receive any future distributions from the Company or the Operating Partnership (unless the Unitholder retains or acquires in the future additional Common Stock or Units). If the Unitholder receives Common Stock, the Unitholder will become a stockholder of the Company rather than a holder of Units in the Operating Partnership. See DESCRIPTION OF UNITS AND REDEMPTION OF UNITS -- Comparison of Ownership of Units and Common Stock.

Risk of Adverse Effect on Company from Debt Servicing and Refinancing, Financial Covenants, Absence of Limitations on Debt, and Increases in Interest Rates

         Debt Financing and Existing Debt Maturities. The Company intends to finance the acquisition of additional properties through the use of debt and equity financing. Additionally, in connection with the acquisition of certain Properties for Units, the Company has agreed to maintain certain levels of nonrecourse debt on the Properties in order to minimize the tax consequences of these acquisitions to the Unit recipients. The Company is therefore subject to risks normally associated with debt financing, including the possibility that the Company will have insufficient cash flow to meet required principal and interest payments, will be unable to satisfy financial covenants in its debt financing agreements, will be unable to refinance existing indebtedness (which in most cases will not be fully amortized at maturity), or will be unable to secure favorable refinancing terms.

         The Company currently has a policy of incurring debt only if upon such incurrence the Company's debt to estimated fair market value ratio would be 50% or less. Although the Company has adopted a debt limitation policy, the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Directors could alter or eliminate this policy and would do so, for example, if it were necessary in order for the Company to continue to qualify as a REIT.

         The Company anticipates that only a small portion of the principal of the Company's mortgage indebtedness will be repaid prior to maturity. However, if the Company does not have funds sufficient to repay such indebtedness at maturity, the Company may need to refinance indebtedness through additional debt financing or equity offerings. If the Company is unable to refinance this indebtedness on acceptable terms, the Company may be forced to dispose of properties upon disadvantageous terms, which could result in losses to the Company and adversely affect the amount of cash available for distribution to shareholders. If prevailing interest rates or general economic conditions result in higher interest rates at a time when the Company must refinance its indebtedness, the Company's interest expense would increase, which would adversely affect the Company's results of operations and its ability to pay expected distributions to shareholders. Further, if any of the Company's properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the mortgagee could foreclose or otherwise transfer the property, with a consequent loss of income and asset value to the Company. Even with respect to nonrecourse indebtedness, the lender may have the right to recover deficiencies from the Company in certain circumstances, including fraud and environmental liabilities.

         Risk of Adverse Effect of Increase in Market Interest Rates on Variable Interest Rates. Outstanding advances under the Company's credit facilities bear interest at a variable rate. The Company may incur additional variable rate indebtedness in the future. Accordingly, increases in interest rates could increase the Company's interest expense, which could adversely affect the Company's results of operations and its ability to pay expected distributions to shareholders. An increase in interest expense could also cause the Company to be in default under certain covenants of the credit facilities.

Uncertain Market Price of Shares

         Yield is a significant factor in the valuation by the marketplace of securities of REITs. The market price of the Common Stock may depend upon its yield in relation to the yield of other investments of comparable security. As a result of this emphasis on yield, the market value of the real estate assets underlying such securities may never be fully reflected in the trading value of the Common Stock.

Dilution

         The interest of shareholders may be subject to dilution in the future since the Company has the ability to raise additional equity by offering shares for sale. The authorized but unissued capital stock of the Company (including authorized Preferred Stock, senior to the Common Stock) may be issued for any corporate purpose, including acquisitions of other entities which invest in or hold real estate investments and issuances which would make more difficult, and therefore less likely, changes in control of the Company. Any such issuance of additional stock could have the effect of diluting the earnings per share, book value per share, voting power of existing shares of Common Stock and ownership of persons seeking to obtain control of the Company. See Anti-Takeover Provisions below.

         The securities outstanding include Warrants. During the term of the Warrants the holders thereof are given an opportunity to profit from a rise in the market price of the Common Stock, with a resulting dilution of the interest of the existing shareholders. Thus, the terms upon which the Company may obtain additional financing during that period may be adversely affected. The holders of Warrants might be expected to exercise their rights to acquire Common Stock at a time when the Company would, in all likelihood, be able to obtain needed capital through a new offering of securities on terms more favorable than those provided by these outstanding securities. In the event that such holders exercise these rights to acquire shares of Common Stock at such time, the net tangible book value per share of the Common Stock might be subject to dilution. See DESCRIPTION OF THE CAPITAL STOCK OF THE COMPANY -- Warrants below.

Anti-Takeover Provisions

         The Company's Certificate and its By-Laws (collectively, the "Organizational Documents") contain certain provisions which may discourage a change in control of the

Company. In particular, under the Company's Certificate, the election of Directors is staggered such that approximately one-third of the Directors are elected to three-year terms each year and a Supermajority vote is required in order to amend those portions of the Organizational Documents which concern: (1) the definition of "Supermajority"; (2) the requirements for amending the Organizational Documents; (3) the requirements regarding Excess Share ownership (i.e., ownership of shares of Common Stock in excess of 9.8% of the outstanding shares of Common Stock as described below); (4) the actions which require a Supermajority vote; and (5) the requirements regarding Business Combinations. The requirement of a Supermajority in order to make the foregoing amendments to the Organizational Documents may make it more difficult for a person to acquire control of the Company or to effect a change in the operation of the Company.

         The Company is subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations between the Company and its shareholders.

         In order to facilitate compliance with REIT requirements for tax purposes, the Company's Organizational Documents place restrictions on the accumulation of shares of Common Stock in excess of 9.8% of the number of then outstanding shares of Common Stock. Certain additional provisions restrict the shareholders' ability to nominate candidates for election as Directors and to alter, amend and adopt provisions inconsistent with, or to repeal certain provisions of, the Organizational Documents. These provisions may make the Redemption Shares an unsuitable investment for any person seeking to acquire beneficial ownership in excess of 9.8% of the number of outstanding shares of Common Stock.

         The Company has an authorized class of 60,000,000 shares of Preferred Stock which may be issued by the Board of Directors on such terms and with such rights, preferences and designations as the Board may determine. Issuance of such Preferred Stock, depending on the rights, preferences and designations thereof, may have the effect of delaying, deterring, or preventing a change in control of the Company.

Risk of Acquisition Activities

         The Company intends to acquire existing apartment properties to the extent that they can be acquired on advantageous terms and meet the Company's investment criteria. In light of current conditions in the Company's target market areas, the Company anticipates that in the near future additional properties will be added to the Company's portfolio primarily through acquisitions rather than new development and construction. Acquisitions of apartment properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected or that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate.

Risk of Development Activities

         The Company also intends to continue the development of apartment properties, in accordance with the Company's development and underwriting policies, as opportunities arise in the future. Risks associated with such development and construction activities include the risk that: the Company may abandon development opportunities after expending resources to determine feasibility; construction costs of a project may exceed original estimates; occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for development of a property; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. If any of the foregoing occurs, the Company's ability to make expected distributions to shareholders could be adversely affected. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention.

         The Company anticipates that future development will be financed, in whole or in part, through additional equity offerings or under lines of credit or other forms of secured or unsecured construction financing that will result in the risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms. If a project is unsuccessful, the Company's losses may exceed its investment in the project.

General Real Estate Risks

The ownership of real estate presents a variety of risks, including those risks described below:

         Economic Risks. Changes in general economic or fiscal conditions in national, regional, state and local economies, as well as business conditions such as overbuilding, increased competition, changes in tax laws, high or low inflation, high or low economic growth, and high or low interest rates, may result in a decline in the profitability of real estate investments due to decreased occupancy, lower rents, increased operating expenses, an increase in debt service and a lack of appreciation in value.

         Regulatory Risks. Real estate is governed by a wide variety of federal, state and local zoning, subdivision, planning, building, environmental and other land use laws and regulations. Such laws may place significant restrictions on the Company's ability to develop real estate or to improve real estate which it owns, and even unintentional violations of such laws and regulations by the Company or its tenants may result in forced corrective action and substantial monetary penalties. In addition, as to multi-family residential apartment properties, various federal, state and local laws and regulations may restrict the amount and process by which rents may increase, as well as the Company's right to convert a property to other uses, such as condominiums or cooperatives.

         Risks of Liability and Loss. The development and ownership of real estate may result in liability to third parties, due to conditions existing on a property which result in injury. Such liability may be uninsurable in some circumstances or may exceed the limits of insurance maintained at typical amounts for the type and condition of such property. In addition, real estate may suffer a loss in value due to casualties such as fire or hurricane. Such loss may be uninsurable in some circumstances or may exceed the limits of insurance maintained at typical amounts for the type and condition of the property. Real estate may also be taken, in whole or in part, by public authorities for public purposes in eminent domain proceedings. Awards resulting from such proceedings may not adequately compensate the Company for the value lost.

         Hazardous Waste. The environmental laws of the federal government and of certain state and local governments impose liability on property owners for the clean-up of hazardous and toxic substances released on a property. The liability may be imposed without regard to the timing, cause or person responsible for the release of such substance onto the property. The Company could be subject to liability in the event that it acquires a property having such environmental problems.

         Risks of Joint Ventures. One of the Company's Properties is owned by a joint venture partnership between the Company and an investment partnership sponsored by an affiliate of the Company. The investment by the Company in a joint venture partnership which owns properties, instead of investing directly in the properties themselves, may, under certain circumstances, involve risks which would not otherwise be present. For example, the Company's joint venture partner may experience financial difficulties and such partner may at any time have economic or business interests or goals which are inconsistent with the business interests and goals of the Company or contrary to the Company's policies or objectives. Actions by (or litigation involving) such a partner might have the result of subjecting the Property owned by the joint venture to liabilities in excess of those contemplated by the terms of the joint venture agreement. In addition, there is a risk of impasse between the parties since either party may disagree with a proposed transaction involving the Property owned by the joint venture and impede any proposed action. The Company may in the future own additional properties through joint venture partnerships between the Company and the sellers of the properties or other third party partners.

         Potential Adverse Effect on Results of Operations Due to Risks Associated with Market Illiquidity. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or real estate market conditions. In addition, provisions of the Internal Revenue Code of 1986, as amended (the "Code"), limit the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of Common Stock.

         Potential Adverse Effect on Results of Operations Due to Operating Risks. The Company's properties are subject to operating risks common to real estate in general, any and all of which may adversely affect occupancy or rental rates. The Company's properties are subject to increases in operating expenses such as cleaning, electricity, heating, ventilation and air conditioning; elevator repair and maintenance; insurance and administrative costs; and other general costs associated with security, landscaping, repairs and maintenance. The Company's tenants in its retail properties generally are obligated to pay these escalating costs, although there can be no assurance that tenants will agree to pay such costs upon renewal or that new tenants will agree to pay such costs. In the case of apartment complexes, the Company must bear such increased expenses. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet such increased expenses without decreasing occupancy rates. While the Company implements cost-saving incentive measures at each of its properties, if any of the foregoing occurs, the Company's results of operations and its ability to make distributions to shareholders could be adversely affected.

Risks of Mortgage Acquisitions

         The Company may acquire real estate through the acquisition of distressed mortgage loans. In such a case the Company would succeed to the position of the mortgage lender with the expectation of foreclosing on the mortgaged property and taking title to it. The Company may encounter obstacles to foreclosure in the form of law or regulation which could delay or impede the taking of title to the property by the Company. During the time prior to foreclosure, it is possible that the borrower of the mortgage loan may make no mortgage payments to the Company.

Limited Ability to Meet Fixed Expenses

         Operating expenses of the Company, including debt service, must be met regardless of the Company's profitability. The Company is also obligated to distribute 95% of its taxable income (which could under certain circumstances exceed its cash flow) in order to continue to qualify as a REIT for federal income tax purposes. Accordingly, it is possible that the Company may be required to borrow funds or liquidate a portion of its investments in order to pay its expenses or to make the required cash distributions to shareholders. There can be no assurance that such funds will be available to the extent, and at the time, required by the Company or on terms that would be favorable to the Company.

Vote Regarding Continuation of the Company

         In 1991 when the Company commenced operations as a REIT, the Company granted its shareholders the right to vote on its continued existence after a period of approximately seven and one-half years of operations. Therefore, the Company's Certificate requires that the Board of Directors of the Company prepare and submit to the shareholders on or before December 31, 1998 a proposal to liquidate the Company's assets and distribute the net proceeds of such liquidation. The liquidation proposal will become effective only if approved by shareholders holding a majority of the shares of Common Stock then outstanding. If the Company were liquidated, there would be no assurance that the proceeds of the liquidation per share would equal the price per share paid by a shareholder or the per share market value at any particular time.

Tax Risks

         Risk of Termination of REIT Status. The Company was organized and intends to continue to conduct its operations to enable it to qualify as a REIT under the Code. To so qualify, and thereby not be required to pay federal income tax on any income it distributes in a timely fashion to its shareholders, the Company must continually meet certain criteria concerning, among other things, its Common Stock ownership, the nature of its assets, the sources of its income, and the amount of its distributions to shareholders. The Company might not meet such criteria, the result of which would be to terminate the Company's qualification as a REIT. If the qualification as a REIT is terminated, the Company would be taxed on its income. The payment of such tax by the Company would substantially reduce the funds available for distribution to shareholders or for reinvestment and, to the extent that distributions had been made in anticipation of the Company's qualification as a REIT, the Company might be required to borrow additional funds or to liquidate certain of its investments in order to pay the applicable tax. Moreover, should the Company's election to be taxed as a REIT be terminated, the Company may not be able to elect to be treated as a REIT for the following five-year period. The Company also might be required to borrow funds or to liquidate certain of its investments to maintain REIT status. See FEDERAL INCOME TAX CONSIDERATIONS.

         Company Must Observe Maximum Share Ownership Requirements Under Tax Laws. In order for the Company to qualify as a REIT, no more than 50% of the outstanding shares of Common Stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the Company's taxable year. To ensure that the Company will not fail to qualify as a REIT under this test, the Company's Certificate grants the Board the power to place restrictions on the accumulation of shares of Common Stock. These restrictions may: (i) discourage a change of control of the Company; (ii) deter individuals and entities from making tender offers for shares of Common Stock, which offers may be attractive to shareholders; or (iii) limit the opportunity for shareholders to receive a premium for their shares in the event an investor is making purchases of shares in order to acquire a block of shares. While the Code has recently been amended to provide that a pension trust will not generally be counted as a single investor for purposes of applying the REIT qualification test set forth above, there has been no corresponding amendment to the Company's Certificate.

         Shareholders are Taxed on Reinvested Dividends. Shareholders (other than tax-exempt entities) who participate in the Company's Dividend Reinvestment Plan will be taxed on income attributable to reinvested dividends, without receiving corresponding cash to pay the resulting tax liability.

         Investment by Qualified Plans Poses Additional Risks. The fiduciary of a qualified profit-sharing, pension or other retirement plan should take into consideration certain fiduciary responsibilities and the definition of "plan assets" under ERISA and applicable Department of Labor regulations.

         Possible Changes in Tax Law. Prospective investors should recognize that the present federal income tax treatment of an investment in the Company may be modified, prospectively or retroactively, by legislative, judicial or administrative action at any time. In addition to any direct effects which such changes might have, such changes might also indirectly affect the market value of all real estate investments, including those of the Company and, consequently, the ability of the Company to realize its business objectives.


                                   THE COMPANY

The following is qualified in its entirety by the more detailed descriptions and the financial information and statements appearing elsewhere and incorporated in this Prospectus. As used herein, the term "Company" includes Berkshire Realty Company, Inc., and those entities owned or controlled thereby, including BRI OP Limited Partnership (the "Operating Partnership"), of which Berkshire Realty Company, Inc., is the Special Limited Partner and its wholly owned "qualified REIT subsidiary" is the general partner (the "General Partner") and several additional wholly owned subsidiaries that are also "qualified REIT subsidiaries" for federal tax purposes.

General

         The Company, a Delaware corporation, is a self-administered and self-managed equity REIT that specializes in the ownership and operation of quality apartment communities. As of June 30, 1997, the Company had investments in 44 properties in 8 states consisting of 40 apartment communities having in the aggregate 13,341 units and 4 retail centers with a total of 851,000 square feet of leasable space. One retail center is owned through a joint venture with an affiliate of the Company. In addition, the Company owns a mortgage loan collateralized by a multifamily apartment complex located in Florida, a 296-unit development project located in Durham, North Carolina, and three parcels of land for future development, two of which are located in Greenville, South Carolina, and one in Dallas, Texas.

         The Company's principal executive offices are located at 470 Atlantic Avenue, Boston, Massachusetts 02210 and its telephone number is (888) 867-0100.

The Operating Subsidiaries of the Company

         The operations of the Company are conducted primarily through the Operating Partnership and subsidiary corporations and limited partnerships (collectively, the "Operating Subsidiaries"), so that, among other things, the Company is able to comply with certain technical and complex requirements under the federal tax law relating to the assets and income that a REIT may hold or earn.

         The Company presently holds 80.56% of the partnership interests in the Operating Partnership in its capacity as a Special Limited Partner and through its ownership of the General Partner. The remaining 19.44% partnership interest in the Operating Partnership is owned by affiliated and unaffiliated third parties who own Units in the Operating Partnership. Units are redeemable on a one-for-one basis for shares of Common Stock or, at the Company's election, for cash, and holders of Units generally receive distributions per Unit equal to the dividend per share paid in respect of the Common Stock. The Partnership Agreement of the Operating Partnership provides for a special allocation of net income or loss of the Operating Partnership to holders of Units to provide such holders with the economic effect of net income or losses realized in respect of all Properties on a consolidated basis.

The Properties

         The following table summarizes the Company's real estate investments at June 30, 1997 and also sets forth the aggregate number of apartment units and the amount of current leasable commercial square footage by geographic region. The table does not reflect the value of the Company's investments.


                              Wholly-Owned                            Joint Venture
                 --------------------------------------------    -----------------------
    Region       Multi-family            Retail                  Retail                         Mortgage Loans
    ------       ------------            ------                  ------                         --------------
                 Properties     Units    Properties    Sq. Ft.   Properties      Sq. Ft.    Properties     Units
                 ----------     -----    ----------    -------   ----------      -------    ----------     -----
Carolinas             9         2,881
Georgia/


                                      -12-


Tennessee              6        2,036         2        446,367

Florida                8        2,120         1         83,962                                 1           120

Texas                 11        4,181

Maryland/DC            5        1,909

Other                  1          214                                1          320,684(1)
                       -       -------       --        ------        --          -------       ---         ---

                      40       13,341         3        530,329       1          320,684        1           120
                      ==        ======       ==        =======       ==          =======       ===         ===

-----------------
(1) The Company owns a 50.1% joint venture interest in this property.

         The following table provides a more detailed description of the individual properties in which the Company has an interest at June 1, 1997. The occupancy rates for 1995 and 1996 presented below are based on physical occupancy, without reference to whether leases in effect are at, below, or above market rates and without reference to lease-up incentives or concessions.


                                                                                                      Avg. Rent
Apartment                                                   Year       No. of      Average Occupancy  Per Apart.
Communities                Location                       Acquired     Units       1996        1995      1996
-----------                --------                       --------     -----       ----------------      ----
Carolinas Region
----------------
  South Carolina
  --------------
Brookfield Trace (1)(5)    Mauldin (Greenville)             1995         300        92%         97%     $  967
Brookwood Valley(5)        Mauldin (Greenville)             1995         226        94%         97%        624
Huntington Downs(5)        Greenville                       1988         502        94%         96%        600
The Oaks(5)                Mauldin (Greenville)             1990         176        93%         97%        644
Roper Mountain(5)          Greenville                       1988         248        95%         98%        514
Stoneledge(5)              Greenville                       1988         320        92%         97%        538

  North Carolina
  --------------
Cumberland Cove(1)(5)      Raleigh                          1991         552        96%         98%        753
East Lake(5)               Charlotte                        1993         214        95%         98%        650
The Timbers(5)             Charlotte                        1993         343        95%         96%        575

Georgia/Tennessee
-----------------
Region
------
  Georgia
  -------
Arbors at                  Duluth (Atlanta)                 1993         514        94%         95%        750
Breckenridge(1)(5)
Avalon on Abernathy(5)     Atlanta                          1992         240        95%         95%        891
Huntington Chase(1)(5)     Norcross (Atlanta)               1993         467        93%         96%        776

  Tennessee
  ---------
British Woods(5)           Nashville                        1995         264        93%         96%        646
Highland Ridge(5)          Madison (Nashville)              1995         280        92%         94%        531
Windover(5)                Knoxville                        1995         271        90%         93%        588

Florida
-------
Altamonte Bay Club(5)      Altamonte Springs (Orlando)      1992         224        95%         94%        610
Lakes at Jacaranda(5)      Plantation (Broward County)      1990         340        94%         92%        824
Newport(5)                 Tampa                            1992         320        96%         96%        513
Park Colony(5)             Hollywood (Broward County)       1994         316        95%         95%        759
Plantation Colony(5)       Plantation (Broward County)      1993         256        95%         96%        750
Polos West(5)              Orlando                          1997         200        N/A         N/A        N/A
Sun Chase                  Bradenton                        1997         168        N/A         N/A        N/A
Woodland Meadows(5)        Tamarac (Broward County)         1992         296        97%         93%        668

Texas
-----
Benchmark(5)               Irving (Dallas)                  1996         250        95%         N/A        579
Golf Side(5)               Haltom City (Fort Worth)         1996         402        90%         N/A        442


                                      -13-

Hunters Glen(5)            Plano (Dallas)                   1996         276        96%         N/A        625
Indigo on Forest(3)(5)     Dallas                           1994       1,217        93%         84%        589
Kings Crossing(2)(5)       Kingwood (Houston)               1994         404        92%         91%        614
Kingwood Lakes(2)(5)       Kingwood (Houston)               1994         390        94%         84%        607
Pleasant Woods(5)          Dallas                           1996         208        95%         N/A        548
Prescott Place(5)          Mesquite (Dallas)                1996         318        95%         N/A        499
Prescott Place II(5)       Mesquite (Dallas)                1996         336        95%         N/A        497
Providence(5)              Dallas                           1996         244        83%         N/A        494
River Oaks(5)              Houston                          1995         136        92%         98%      1,994

Maryland/D.C. Area
------------------
Berkshire Towers(5)        Silver Spring, Maryland          1996       1,119        91%         N/A        827
Westchester(5)             Silver Spring, Maryland          1997         345        N/A         N/A        N/A
The Cove Apartments        Glen Burnie, Maryland            1997         181        N/A         N/A        N/A
Berkshire by the
  Chesapeake               Glen Burnie, Maryland            1997         144        N/A         N/A        N/A
Lighthouse Apartments      Glen Burnie, Maryland            1997         120        N/A         N/A        N/a

Other
-----
Southpointe at
  Massapequa(5)            Massapequa, New York             1992         214        99%         98%      1,164
                                                                       -----       ---         ---       -----

                           Total                                      13,341        93%         94%
                                                                      ======        ===         ===


                                                  Year        Year End Occupancy
                    Location             Acquired    Sq. Ft.     1996       1995
                    --------             --------    ------   ------------------
Retail Property
---------------
Georgia/Tennessee
-----------------
Region
------
Crossroads(5)       Jonesboro (Atlanta)    1987    211,186      98%         98%
Tara Crossing       Jonesboro (Atlanta)    1987    235,181      90%         92%

Florida
-------
College Plaza       Fort Myers             1987     83,962      95%         94%

New York
--------
Spring Valley(4)    Spring Valley          1988    320,684      98%         98%
                                                   -------
                    Total                          851,013
                                                   =======
--------------------------

(1) Occupancy figures for 1995 and 1996 do not include units which were constructed in 1995 and 1996.

(2) The properties suffered extensive flood damage late in 1994 which impacted 1995 occupancies.

(3) Indigo underwent a significant tenant repositioning and rehabilitation in late 1994 and 1995 which impacted occupancies.

(4) The Company holds a 50.1% joint venture interest in this property.

(5) These properties are pledged as collateral for outstanding debt.


Tax Status of the Company

         The Company first elected to be taxed as a REIT for federal income tax purposes for its taxable year ended December 31, 1991, and expects to continue to elect such status. Although the Company believes that it was organized and has been operating in conformity with the requirements for qualification as a REIT under the Code ("REIT Qualification"), no assurance can be given that the Company will continue to qualify as a REIT. REIT Qualification involves application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. If in any taxable year the Company should fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders for computing taxable income and would be subject to federal taxation at regular corporate rates. Unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which REIT Qualification was lost. As a result, the Company's ability to make distributions to its shareholders would be adversely affected. See FEDERAL INCOME TAX CONSIDERATIONS and DESCRIPTION OF THE CAPITAL STOCK OF THE COMPANY -- Restrictions on the Ownership and Transfer of Excess Shares.


                 DESCRIPTION OF THE CAPITAL STOCK OF THE COMPANY

         The authorized capital stock of the Company consists of 140,000,000 shares of Common Stock and 60,000,000 shares of Preferred Stock.

Common Stock

         Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared in respect of the Common Stock by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of Preferred Stock. Holders of Common Stock have no subscription, conversion or redemption rights. Matters submitted for shareholder approval generally require a majority vote of the shares present and voting thereon; certain matters, however, require a Supermajority vote. See Charter and By-Law Provisions -- Voting Requirements below. The outstanding shares of Common Stock are fully paid and nonassessable.

Warrants

         The Company's Common Stock Warrants are traded on the New York Stock Exchange ("NYSE") under the symbol "BRI/WS." Three million Warrants were admitted to trading on September 7, 1994. Upon exercise, each Warrant entitles the holder to the right to acquire one share of Common Stock. The Warrants are exercisable until September 8, 1998. The exercise price was $10.75 until September 7, 1995, and $11.79 thereafter. As of June 1, 1997, 2,373 shares of Common Stock were issued upon exercise of Warrants, and 2,997,627 Warrants remained outstanding.

Preferred Stock

         The Board of Directors is empowered by the Company's Certificate to designate and issue from time to time one or more classes or series of Preferred Stock without shareholder approval. The Board of Directors may fix the relative rights, limitations, preferences and privileges of each class or series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, it may afford the holders in any series or class of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock.

Charter and By-Law Provisions

         Shareholders' rights and related matters are governed by the Delaware General Corporation Law and the Company's Organizational Documents. Certain provisions of the Organizational Documents, which are summarized below, may make it more difficult to change the composition of the Board of Directors and may discourage or make more difficult any attempt by a person or group to obtain control of the Company.

         Voting Requirements. Holders of shares of Common Stock of the Company, by a majority or Supermajority vote, may take certain actions, including approving amendments to the Company's Certificate. Any such change, if approved by the holders of the requisite number of shares, would be binding on all nonconsenting shareholders. Under the Organizational Documents, a Supermajority vote is required in order to amend those portions of the Organizational Documents which concern: (1) the definition of "Supermajority"; (2) the requirements for amending the Organizational Documents; (3) the requirements regarding Excess Share ownership (i.e. ownership of shares of Common Stock in excess of 9.8% of the then outstanding shares); (4) the actions which require a Supermajority vote; (5) the requirements regarding Business Combinations (see Business Combinations below); (6) the staggering of the terms of the Directors;
(7) the limitation of the liability of Directors; and (8) the perpetual life of the Company. A Supermajority vote is defined to mean the vote or consent of shareholders owning more than 66-2/3% of the outstanding shares of Common Stock. Shareholders may not take action by written consent without a meeting.

         Special Meetings. Special meetings may be called, to address specific Company matters, by the Chairman of the Board, the President of the Company or a majority of the Directors or independent Directors. Shareholders may not call a special meeting.

         Staggered Board of Directors. The Certificate classifies the Directors, concerning the term of their respective directorships, into three classes, one of which is elected annually.

         Advance Notice of Shareholder Proposals and Nominations of Directors. The By-Laws of the Company provide that no matter proposed by a shareholder will be considered at any annual meeting or special meeting of shareholders unless notice of such matter is provided to the Company not less than 50 days, nor more than 150 days, before the scheduled meeting. If, however, less than 70 days' notice of the scheduled meeting is given, the Company must receive notice of shareholder proposals by the close of business on the fifteenth day following the day such notice was mailed. Furthermore, shareholders are not permitted to nominate individuals to serve as Directors unless notice of such nomination is given to the Company not less than 60 days, nor more than 150 days, before a scheduled annual meeting. If, however, on the day notice is given to shareholders of such annual meeting less than 70 days remain until such meeting, the Company must receive notice of a shareholder nomination within 10 days of such day.

         The provisions for a classified Board, together with related provisions designed to strengthen the position of the Board by (i) providing for limitations on the removal of Directors and the filling of vacancies on the Board, (ii) requiring that shareholder action be taken only at an annual meeting or a special meeting and limiting the ability of shareholders to call special meetings, (iii) prescribing procedures for the advance notice of shareholder proposals and nominations of Directors by the shareholders and (iv) requiring a vote of 66-2/3% or more to effect changes in certain provisions, has the overall effect of making it more difficult to acquire and exercise control of the Company and to remove incumbent officers and Directors, providing such officers and Directors with enhanced ability to retain their positions. Such provisions may also limit shareholder participation in certain types of transactions that might be proposed whether or not such transactions were favored by a majority of shareholders.

Business Combinations

         The Organizational Documents affirmatively adopt Section 203 of the Delaware General Corporation Law, which prohibits Interested Shareholders from engaging in a Business Combination with the Company. In particular, the Organizational Documents provide that the Company shall not engage in any Business Combination with any Interested Shareholder for a period of three years following the time that such shareholder became an Interested Shareholder, unless: (a) prior to such time, the Board approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; or (b) upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the shares of Common Stock then outstanding, excluding shares held by Directors who are also officers of the Company and employees' stock plans in which employees do not have the right to determine confidentially whether shares held by the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to such time, the Business Combination is approved by the Board and authorized by a Supermajority of the outstanding shares of Common Stock, excluding the shares owned by the Interested Shareholder. The term "Business Combination" is defined to include, among other things, a merger or consolidation of the Company with, or caused by, an Interested Shareholder and other specified transactions which would have the effect of the Interested Shareholder gaining control of the Company. An "Interested Shareholder" includes, among others, any Person owning 15% or more of the outstanding shares of Common Stock of the Company; provided, however that the term "Interested Shareholder" does not include any person whose ownership of shares in excess of 15% is the result of action taken solely by the Company. In that event, such person would be considered an Interested Shareholder if he thereafter acquires additional shares of Common Stock of the Company, except as a result of further Company action not caused by such Interested Shareholder.

         The provisions of the Organizational Documents concerning Business Combinations and the restriction on the transfer of shares which are described above cannot be changed except by amendment to the Organizational Documents by a Supermajority vote.

         Pursuant to the Delaware General Corporation Law, the Company cannot merge with or sell all or substantially all of the assets of the Company except pursuant to a resolution approved by the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote on the resolution. In addition, the Partnership Agreement requires that any merger or sale of all or substantially all of the assets of or dissolution of the Operating Partnership be approved by the affirmative vote of a majority of the outstanding Units.

Shareholder Rights Plan

         It is possible that the Board may adopt a Shareholder Rights Plan (a plan intended to force the initiator of a hostile takeover to negotiate by granting the shareholders rights to buy shares at a bargain price). Such a Plan
(i) may have the effect of discouraging changes of control of the Company, and
(ii) may limit the opportunity of a shareholder to receive a premium for his or her shares in the event an investor is making purchases to assemble a block of shares.

Restrictions on the Ownership and Transfer of Excess Shares

         For the Company to qualify as a REIT under the Code not more than 50% of its outstanding shares of Common Stock may be owned by five or fewer individuals during the last half of the year, and the shares of Common Stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Furthermore, the Company cannot own, directly or by attribution, 10% or more of any tenant of a Property or a Property securing a mortgage loan investment from which the Company is entitled to receive an additional equity return. The Organizational Documents (1) provide that if any person or group of affiliated persons directly or indirectly acquires ownership, in the aggregate, of more than 9.8% of the then outstanding shares of Common Stock ("Excess Shares") such Excess Shares shall be deprived of voting rights, shall not be included in any quorum count and any dividends and distributions on such shares shall be paid into an escrow account payable to the holder of the Excess Shares at the time they cease to be Excess Shares, and (2) empower the Board (i) to refuse to permit any transfer of shares of Common Stock which, in its sole discretion, would jeopardize the status of the Company as a REIT and (ii) to repurchase any Excess Shares to maintain or bring the ownership of shares into conformity with such 9.8% limit. The 9.8% limitation on ownership of shares of Common Stock encompasses shares held directly or indirectly as a result of options, warrants or other convertible securities.

         The Company may require each proposed transferee of shares of Common Stock to deliver a statement or affidavit setting forth the number of shares, if any, already owned, directly, indirectly or by attribution by such transferee and may refuse to permit any transfer of shares which would cause an accumulation of shares that would jeopardize the status of the Company as a REIT. A shareholder who knowingly holds Excess Shares is required to indemnify the Company for any losses the Company may suffer as a result of such holdings.

         Excess Shares shall be deemed to be offered for sale to the Company or its designees. The purchase price will be the average closing sales price as reported by the NYSE during the 30-day period ending on the business day prior to the purchase date. The Certificate further provides that the purchase price may be paid in the form of a promissory note of the Company. However, if the person from whom the Excess Shares were purchased sells a like number of his or her remaining shares of Common Stock within 30 days of the purchase date, then the Company shall rescind the purchase of the Excess Shares unless counsel to the Company is of the opinion that such rescission would jeopardize the Company's tax status as a REIT. In that event, in lieu of rescission, the Company shall make immediate payment for the shares.

         Such provisions do not apply to the acquisition of shares by an underwriter in a public offering by the Company or to any transaction involving the issuance of shares by the Company when its qualification as a REIT would not be jeopardized.

Termination

         The Company may be dissolved at any time by a Supermajority vote and, otherwise, pursuant to the procedure set forth in the Delaware General Corporation Law. In 1991 when it commenced operations as a REIT, the Company granted its shareholders the right to vote on its continued existence after a period of approximately seven and one-half years of operations. Therefore, the Certificate requires that the Company's Board of Directors prepare and submit to the shareholders on or before December 31, 1998 a proposal to liquidate the Company's assets and distribute the net proceeds of such liquidation. The liquidation proposal will become effective only if approved by shareholders holding a majority of Common Stock then outstanding.

Limitation of Directors' Liability

         The Company's Certificate provides for indemnification of its officers and Directors to the fullest extent permitted by Sections 145 and 102(b)(7) of the Delaware General Corporation Law and relieves the Directors of certain monetary liabilities to the Company and its shareholders. In general, Delaware law permits the Company to indemnify its officers and Directors so long as they act in good faith and in a manner reasonably believed by them to be in, or not opposed to, the best interests of the Company. Subject to the provisions of Sections 145 and 102(b)(7) of the Delaware General Corporation Law, the Company intends to indemnify its officers and Directors against losses, liabilities and expenses (including attorneys' fees) incurred by them that are related to their being officers or Directors of the Company.

Transfer Agent

         The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company.


                  DESCRIPTION OF UNITS AND REDEMPTION OF UNITS

General

         Unitholders may, subject to certain limitations, require the Operating Partnership to convert all or a portion of their Units (the "Redemption Right"). This Redemption Right shall be exercised pursuant to an Exercise Notice delivered to the Operating Partnership specifying the Units to be converted by such Unitholder. Upon receipt of the Exercise Notice, the Company will in its discretion, convert each Unit specified in the Exercise Notice into a share of Common Stock (subject to certain adjustments in the event of stock dividends and stock splits), or redeem each such Unit for cash in an amount equal to the market value (as defined below) of a share of Common Stock (subject to the same adjustments); provided, however, that if the Unitholder has registration rights for shares received upon conversion of Units in accordance with a Registration Rights Agreement, the Unitholder may indicate in his Exercise Notice that the conversion of his Units into shares shall be conditioned upon the effectiveness of the registration of such shares under the securities laws.

         The Company anticipates that it generally will elect to redeem any Units specified in an Exercise Notice by the issuance of a like number of shares of Common Stock. Such an acquisition by the Company will be treated as a sale of the Units to the Company for federal income tax purposes. See Tax Consequences of Redemption below. Upon a redemption for cash, a Unitholder's right to receive distributions with respect to the Units redeemed will cease. Upon the receipt of Redemption Shares, a Unitholder will have rights as a stockholder of the Company, including the right to receive dividends from the time of its acquisition of the Redemption Shares.

         In no event may a Unitholder notify the Company of its desire to require the Operating Partnership to redeem Units that were issued less than one year before the date of the Exercise Notice. No redemption can occur if the delivery of Redemption Shares would be prohibited under the provisions of the Company's Certificate to protect the Company's qualification as a REIT.

Tax Consequences of Redemption

         The following discussion summarizes certain federal income tax considerations that may be relevant to a Unitholder should he exercise his right to redeem his Units.

         Tax Treatment of Exchange or Redemption of Units. If the Company elects to purchase Units tendered for redemption, such transaction will be treated as a sale fully taxable to the Unitholder, and the Unitholder will be treated as realizing for tax purposes an amount equal to the sum of the cash value or the value of the Common Stock received in the exchange plus the amount of any Operating Partnership liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount of gain or loss is discussed more fully below. If the Company elects to redeem a Unitholder's Units for cash and the Operating Partnership redeems such Units for cash that the Company contributes to the Operating Partnership to effect such redemption, the redemption likely also would be treated for tax purposes as a sale of such Units to the Company in a fully taxable transaction, although the matter is not free from doubt. In that event, the Unitholder would be treated as realizing an amount equal to the sum of the cash received in the exchange plus the amount of any Operating Partnership liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount and character of gain or loss in the event of such a sale is discussed more fully below. See Tax Treatment of Disposition of Units by a Unitholder Generally below.

         If the Company does not elect to purchase Units tendered for redemption and the Operating Partnership redeems a Unitholder's Units for cash that is not contributed by the Company to effect the redemption, the tax consequences would be the same as described in the previous paragraph, except that, if the Operating Partnership redeems less than all of a Unitholder's Units, the Unitholder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the amount of any Operating Partnership liabilities allocable to the redeemed Units, exceeded the Unitholder's adjusted basis in all of its Units immediately before the redemption.

         If the Company contributes cash to the Operating Partnership to effect a redemption, and in the event that the redemption transaction is treated as the redemption of a Unitholder's Units by the Operating Partnership rather than a sale of Units to the Company, the income tax consequences to the Unitholder would be as described in the preceding paragraph.

         Tax Treatment of Disposition of Units by a Unitholder Generally. If a Unit is disposed of in a manner that is treated as a sale of the Unit, or a Unitholder otherwise disposes of a Unit, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount considered realized for tax purposes and the adjusted tax basis in such Unit. See Basis of Units below. Upon the sale of a Unit, the "amount realized" will be measured by the sum of the cash and fair market value of other property (i.e., Redemption Shares) received plus the amount of any Operating Partnership liabilities allocable to the Units sold. To the extent that the amount of cash or property received plus the allocable share of any Operating Partnership liabilities exceeds the limited partner's adjusted tax basis in the Units disposed of, such Unitholder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and/or the value of any other property (i.e., Redemption Shares) received upon such disposition.

         Except as described below, any gain recognized upon a sale or other disposition of Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a Unit attributable to a Unitholder's share of "unrealized receivables" of the Operating Partnership (as defined in Section 751 of the Code) exceeds the basis attributed to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Operating Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Operating Partnership had sold its assets at their fair market value at the time of the transfer of a Unit.

         Basis of Units. In general, a Unitholder who acquired his Units by contribution of property and/or money to the Operating Partnership had an initial tax basis in his Units ("Initial Basis") equal to the sum of (i) the amount of money contributed (or deemed contributed as described below) and (ii) his adjusted tax basis in any other property contributed in exchange for such Units, and less the amount of any money distributed (or deemed distributed, as described below) in connection with the acquisition of the Units. The Initial Basis of Units acquired by other means would have been determined under the general rules of the Code, including the partnership provisions, governing the determination of tax basis. Other rules, including the "disguised sale" rules discussed below, also may affect Initial Basis, and Unitholders are urged to consult their own tax advisors regarding their Initial Basis. Generally, a Unitholder's Initial Basis in his Units is increased by (i) such Unitholder's share of Operating Partnership taxable and tax-exempt income and (ii) increases in such Unitholder's allocable share of liabilities of the Operating Partnership. Conversely, a Unitholder's basis in his Units is decreased (but not below zero) by (a) such Unitholder's share of Operating Partnership distributions, (b) decreases in such Unitholder's allocable share of liabilities of the Operating

Partnership, (c) such Unitholder's share of losses of the Operating Partnership, and (d) such Unitholder's share of nondeductible expenditures of the Operating Partnership that are not chargeable to his capital account.

         Potential Application of the Disguised Sale Regulations to a Redemption of Units. There is a risk that a redemption by the Operating Partnership of Units issued in exchange for a contribution of property to the Operating Partnership may cause the original transfer of property to the Operating Partnership in exchange for Units to be treated as a "disguised sale" of property. Section 707 of the Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (which may include the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transaction is presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfer did not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transaction will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfer constitutes a sale.

         Accordingly, if a Unit is redeemed by the Operating Partnership from a Unitholder who holds Units that were issued in exchange for a contribution of property to the Operating Partnership, the Internal Revenue Service (the "IRS") could contend that the Disguised Sale Regulations apply because the Unitholder will thus receive cash subsequent to a previous contribution of property to the Operating Partnership. In that event, the IRS could contend that the contribution was taxable as a disguised sale under the Disguised Sale Regulations. Any gain recognized thereby may be eligible for installment reporting under Section 453 of the Code, subject to certain limitations. In addition, in such event, the Disguised Sale Regulations might apply to cause a portion of the proceeds received by a redeeming Unitholder to be characterized as original issue discount on a deferred obligation which would be taxable as interest income in accordance with the provisions of Section 1272 of the Code. Each Unitholder is advised to consult its own tax advisors to determine whether redemption of its Units could be subject to the Disguised Sale Regulations.

Comparison of Ownership of Units and Common Stock

         The nature of an investment in Common Stock of the Company is generally economically equivalent to an investment in Units in the Operating Partnership. There are, however, some differences between ownership of Units and ownership of Common Stock, some of which may be material to investors. The information below highlights a number of significant differences between the Operating Partnership and the Company relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation and compares certain legal rights associated with the ownership of Units and Common Stock, respectively. These comparisons are intended to assist Unitholders in understanding how their investment will be changed if their Units are acquired for Common Stock. This discussion is summary in nature and does not constitute a complete discussion of these matters, and investors should carefully review the balance of this Prospectus and the registration statement of which this Prospectus is a part for additional important information about the Company.

         Form of Organization and Assets Owned. The Operating Partnership is organized as a Delaware limited partnership. A substantial amount of the Company's operations are conducted through the Operating Partnership which, directly or through subsidiaries, owns the Properties.

         The Company is organized under the laws of the State of Delaware. The Company maintains both a special limited partner interest and, through its wholly owned direct subsidiary, the General Partner, a general partner interest in the Operating Partnership, which gives the Company an indirect investment in the Properties and other assets owned by the Operating Partnership. As of August 1, 1997 the Company had an approximately 80.93% [update for August 1?] equity interest in the Operating Partnership. Such interest may increase as Units are redeemed for cash or acquired by the Company or decrease as additional assets are acquired in exchange for Units in the Operating Partnership.

         Term of the Operating Partnership. The Operating Partnership has a stated termination date of December 31, 2095, although it may be terminated earlier under certain circumstances. The Company has a perpetual term and, unless the shareholders vote to liquidate, intends to continue its operations for an indefinite time period. See DESCRIPTION OF THE CAPITAL STOCK OF THE COMPANY -- Termination.

         Purpose and Permitted Investments. The purpose of the Operating Partnership as stated in its Partnership Agreement may be summarized as the acquisition, sale, operation, development, financing, mortgaging and leasing of real estate and interests in real estate including the Properties. The Partnership Agreement requires the business of the Operating Partnership to be conducted in such a manner that will permit the Company to be classified as a REIT for federal income tax purposes. The Operating Partnership may, subject to the foregoing limitation, invest or enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

         Under its Certificate, the Company may engage in any lawful activity permitted under the Delaware General Corporation Law. Under the Partnership Agreement the General Partner of the Operating Partnership is responsible for the management of the Operating Partnership's business and affairs and has full and complete power, authority and discretion to take such action on behalf of the Operating Partnership as it deems necessary or appropriate in order to carry out the purposes of the Operating Partnership. However, the General Partner may not do any act in contravention of the Partnership Agreement or applicable law nor may the General Partner possess any Operating Partnership property or assign any rights in such property for other than Operating Partnership purposes. The Company agrees that all of its activities and business operations shall be conducted directly or indirectly through the Operating Partnership.

         Additional Equity. The Operating Partnership is authorized to issue Units and other partnership interests to its partners or to other persons for such consideration and on such terms and conditions as the General Partner, in its sole discretion, may deem appropriate.

         The Board of Directors of the Company may authorize the issuance of shares of capital stock of any class, whether now or hereafter authorized, or securities or rights, convertible into shares of capital stock, for such consideration as the Board of Directors may deem advisable, subject to such restrictions or limitations as may be set forth in the Company's Bylaws. The proceeds from the issue of equity capital by the Company will be contributed to the Operating Partnership in exchange for Units or other interests in the Operating Partnership.

         Borrowing Policies. The Partnership Agreement imposes no restrictions on the Operating Partnership on borrowings, and the General Partner has full power and authority to borrow money on behalf of the Operating Partnership.

         The Company is not restricted under its governing instruments from incurring borrowings. The Company has, however, adopted a policy that limits total borrowings to 50% of the estimated fair value of its assets. See RISK FACTORS. The foregoing reflects the Company's general policy over time and is not intended to operate in a manner that inappropriately restricts the Company's ability to raise additional capital, including additional debt, to implement its planned growth, to pursue attractive acquisition opportunities that may arise or to otherwise act in a manner that the Board of Directors believes to be in the best interests of the Company and its shareholders. The Board of Directors, with the assistance of management of the Company, may re-evaluate from time to time its debt and other capitalization policies in light of then current economic conditions, including the relative costs of debt and equity capital, the market value of its Properties, growth and acquisition opportunities, and the market value of its equity securities in relation to the Company's view of the market value of its Properties, and may modify its debt policy. Such modification may include increasing or decreasing its general ratio of debt to estimated fair market value or substituting another measuring standard.

         Other Investment Restrictions. Other than restrictions precluding investments by the Operating Partnership that would adversely affect the qualification of the Company as a REIT, there are no restrictions upon the Operating Partnership's authority to enter into certain transactions, including, among others, making investments, lending Operating Partnership funds, or reinvesting the Operating Partnership's cash flow and net sale or refinancing proceeds.

         The Company's Organizational Documents do not impose any restrictions upon the types of investments that may be made by the Company.

         Management Control. All management powers over the business and affairs of the Operating Partnership are vested in the General Partner, and no limited partner of the Operating Partnership has any right to participate in or exercise control or management power over the business and affairs of the Operating Partnership. The General Partner may not be removed by the limited partners (other than by the Company as Special Limited Partner) with or without cause.

         The Board of Directors has exclusive control over the Company's business and affairs subject only to the restrictions in the Organizational Documents. The Board of Directors is divided into three classes. At each annual meeting of shareholders, the successors of the class of directors whose terms expire at that meeting will be elected. The policies adopted by the Board of Directors may be altered or eliminated without advice of the shareholders. Accordingly, except for their vote in the elections of directors, shareholders have no control over the ordinary business policies of the Company.

         Management Liability and Indemnification. The Partnership Agreement generally provides that the General Partner will incur no liability to the Operating Partnership or any limited partner for losses sustained or liabilities incurred as a result of any act or omission if the General Partner or its affiliates, directors, officers, shareholders and such other persons acting in its or their behalf acted in good faith and in the belief that such conduct was in, or not opposed to, the best interests of the Operating Partnership. The Partnership Agreement also provides for indemnification of the General Partner, the Company, the directors, officers and shareholders of the General Partner and the Company, and such other persons acting on its or their behalf, against expenses, judgments, fines and amounts paid in settlement arising from any threatened, pending or completed actions, suits or proceedings that relate to the operations of the Operating Partnership in which such person may be involved.

         The Company's Organizational Documents provide certain limitations on the liability of the Company's directors and officers for monetary damages to the Company. The Organizational Documents obligate the Company to indemnify its Directors and officers, and permit the Company to indemnify its employees and other agents, against certain liabilities incurred in connection with their service in such capacities. These provisions could reduce the legal remedies available to the Company and the shareholders against these individuals.

         The Company's By-Laws require it to indemnify its officers, Directors and certain other parties to the fullest extent permitted from time to time by Delaware law. The Delaware General Corporation Law permits a corporation to indemnify any present or former director, officer, employee or agent who has been successful on the merits or otherwise in the defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, to which he was made a party by reason of his service in that capacity, against reasonable expenses incurred by him in connection therewith provided it is established that
(i) he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company; or (ii) in the case of a criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful. The Delaware General Corporation Law also permits the Company to provide indemnification and advance expenses to a present or former Director or officer who served a predecessor of the Company in such capacity, and to any employer or agent of the Company or a predecessor of the Company. The Company has purchased director and officer liability insurance for the purpose of providing a source of funds to help pay for any indemnification expenses it may incur. It is the position of the SEC that indemnification of directors and officers for liabilities under the Securities Act is against public policy and unenforceable pursuant to Section 14 of the Securities Act.

         Anti-takeover Provisions. The General Partner has exclusive management power over the business and affairs of the Operating Partnership, and the Partnership Agreement makes no provision for the removal of the General Partner by the limited partners (other than the Special Limited Partner).

         The Organizational Documents of the Company and Delaware law contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of the Company or the removal of incumbent management.

         Voting Rights. Under the Partnership Agreement, the limited partners do not have voting rights relating to the operation and management of the Operating Partnership except in connection with certain amendments to the Partnership Agreement.

         Shareholders of the Company have the right to vote, among other things, on a merger or sale of substantially all of the asserts of the Company, certain amendments to the Certificate and dissolution of the Company. The Company is managed and controlled by a Board of Directors consisting of three classes having staggered terms of office. Each class is to be elected by the shareholders at annual meetings of the Company. Each share of Common Stock has one vote, and the Certificate permits the Board of Directors to classify and issue Preferred Stock in one or more series having voting power which may differ from that of the Common Stock.

         Amendment of the Partnership Agreement or the Company's Certificate. Amendments to the Partnership Agreement may be proposed by the General Partner and generally require approval of limited partners (including the Special Limited Partner) holding a majority of the outstanding limited partner interests. Certain amendments that would, among other things, reduce any limited partner's interest in the Operating Partnership or his share of distributions, create any obligations or impair any right of a limited partner must be approved by the General Partner, and each limited partner that would be adversely affected by any such amendment.

         Amendments to the Company's Certificate, its term, certain changes to its capital stock provisions, changes to the powers of the Board of Directors, removal of a Director, the Excess Shares and REIT Qualification provisions, the Business Combinations provision, shareholder action, the staggered board, limitation on liability, standards for evaluation of tender, merger and purchase offers, and amendment of the By-Laws must be approved by the Board of Directors and by affirmative vote of the holders of not less than two-thirds of all votes entitled to be cast on the matter. Other matters require an affirmative vote by a majority of the shareholders.

         Vote Required to Dissolve the Operating Partnership or the Company. Under Delaware limited partnership law, the Operating Partnership may be dissolved, other than in accordance with the terms of the Partnership Agreement, only upon the written consent of all of the partners, the withdrawal of the general partner without replacement or judicial decree. Under Delaware corporation law, the Board of Directors must obtain the approval of holders of not less than a majority of all outstanding shares of capital stock of the Company in order to dissolve the Company.

         Vote Required to Sell Assets or Merge. Under the Partnership Agreement the limited partners of the Operating Partnership do not have voting rights with respect to the sale, exchange, transfer or other disposition of all or substantially all of its assets, including by way of merger or consolidation or other combination of the Operating Partnership. Under the Partnership Agreement the liquidation of the Operating Partnership's assets may be required if the Company's shareholders vote not to continue the business and to liquidate pursuant to the

Certificate requirement that a plan of liquidation be submitted to the stockholders by December 31, 1998.

         Under Delaware law and the Company's Certificate, the sale of all or substantially all of the assets of the Company or any merger or consolidation or dissolution requires the approval of the Board of Directors and the affirmative vote of a majority of all the votes entitled to be cast on the matter. No approval of the shareholders is required for the sale of less than all or substantially all of the Company's assets.

         Compensation, Fees and Distributions. The General Partner does not receive any compensation for its services as general partner of the Operating Partnership. As a partner in the Operating Partnership, however, the General Partner and the Company have the same right to allocations and distributions as other partners of the Operating Partnership. In addition, the Operating Partnership will reimburse the General Partner and the Company for all expenses incurred relating to the ownership and operation of, or for the benefit of, the Operating Partnership.

         The Directors and officers of the Company receive compensation for their services.

         Liability of Investors. Under the Partnership Agreement and applicable Delaware law, limited partners generally are not liable for the debts and obligations of the Operating Partnership unless they are also a general partner or participate in the control of the business.

         Under Delaware law, shareholders generally are not liable for the debts or obligations of the Company. See DESCRIPTION OF THE CAPITAL STOCK OF THE COMPANY.

         Nature of Investment. The Units constitute equity interests entitling holders thereof to their pro rata share of cash distributions made to the limited partners of the Operating Partnership. The Company and the General Partner are entitled to receive their respective pro rata shares of distributions made by the Operating Partnership with respect to their interests in the Operating Partnership.

         Shares of Common Stock constitute equity interests in the Company. Each stockholder will be entitled to his pro rata share of any dividends or distributions paid with respect to Common Stock. The dividends payable to the shareholders are not fixed in amount and are paid only if, when and as declared by the Board of Directors.

         Potential Dilution of Rights. The General Partner is authorized, in its sole discretion and without limited partner approval, to cause the Operating Partnership to issue additional limited partnership interests and other equity securities for any partnership purpose at any time to the limited partners or to other persons on terms established by the General Partner.

         The Board of Directors of the Company may issue, in its discretion, additional shares of Common Stock and has the authority to issue from the authorized capital stock a variety of other equity securities of the Company with such powers, preferences and rights as the Board of Directors may designate at the time. The issuance of additional shares of Common Stock or other similar equity securities may result in the dilution of interests of the shareholders.

         Liquidity. Subject to certain limitations and exceptions, after any applicable lock-out period, the Unitholders may transfer Units with or without the consent of the General Partner. However, the General Partner, in its sole and absolute discretion, may or may not consent to the admission as substituted limited partner of any transferee of such Units. If the General Partner does not consent to the admission of a transferee as a substituted limited partner, the transferee shall be considered an assignee of an economic interest in the Operating Partnership but will not be a holder of Units for any other purpose; accordingly, the assignee will not be permitted to vote on any affairs or issues on which a limited partner may vote.

         The Common Stock is listed on the NYSE. The breadth and strength of this market will depend, among other things, upon the number of shares outstanding, the Company's financial results and prospects, the general interest in the Company's real estate investments and the Company's dividend yield compared to that of other debt and equity securities.


                               REGISTRATION RIGHTS

         The registration of the Redemption Shares pursuant to the Registration Statement of which this Prospectus is a part will discharge the Company's obligations with respect to such Redemption Shares to the Unitholders under the terms of Registration Rights Agreements (collectively, the "Registration Rights Agreement") which the Company entered into in connection with the issuance of the Units. The following summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement.

         Under the Registration Rights Agreement, at any time after the Units can be tendered to the Company for redemption and until the earlier of the date on which all the Redemption Shares issued to the Unitholders have become eligible for sale pursuant to (a) a registration statement effectively registering the Redemption Shares under the Securities Act, or (b) Rule 144 promulgated under the Securities Act, the Unitholders may request that the Company cause to be filed a "shelf registration statement" (a "Shelf Registration") covering the Redemption Shares; provided, however, that the Company shall not be required to provide a registration statement with respect to Redemption Shares if (i) an effective Shelf Registration has been filed with respect to such shares and has been kept effective for at least 90 days, (ii) such shares have been sold pursuant to either the Shelf Registration or Rule 144 under the Securities Act, or (iii) such shares are capable of being sold pursuant to Rule 144. The Company shall not be obligated to file a Shelf Registration Statement pursuant to the terms of the Registration Rights Agreement more often than once during any twelve-month period. This Registration Statement of which this Prospectus is a part was filed on the initiative of the Company to accommodate the Unitholders and it is the present intention of the Company to maintain its effectiveness for two years, although the Company reserves the right to suspend the issue of Redemption Shares pursuant to it at its discretion or to terminate its effectiveness. As long as the Registration Statement of which this Prospectus is a part remains effective, the Redemption Shares held by the Unitholders when issued by the Company pursuant to this Prospectus will not require the benefits of the Registration Rights Agreement.

         Pursuant to the Registration Rights Agreement, the Company has agreed to pay all expenses incurred in the registration of the Redemption Shares (other than selling commissions and discounts, brokerage fees and transfer taxes or any legal, accounting and other expenses incurred by the Unitholders thereunder). The Company also has agreed to indemnify the Unitholders under the Shelf Registration and its officers, directors and other affiliated persons and any person who controls the Unitholders against any and all losses, claims, damages and expenses arising under the securities laws in connection with the Registration Statement or this Prospectus, subject to certain limitations. In addition, the Unitholders have agreed to indemnify the Company and its Directors, officers and any person who controls the Company against all losses, claims, damages and expenses arising under the securities laws insofar as such loss, claim, damage or expense relates to written information furnished to the Company by the Unitholders for use in the Shelf Registration or Prospectus or an amendment or supplement thereto. The Company is not required to indemnify the Unitholders for the failure by the Unitholders to deliver or cause to be delivered the Prospectus or any amendment or supplement hereto to any purchaser from the Unitholders of shares covered by the Shelf Registration.


                        FEDERAL INCOME TAX CONSIDERATIONS

         The Company believes that it has operated, and the Company intends to continue to operate, in such manner as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), but no assurance can be given that it will at all times so qualify.

         The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and very general summary of certain provisions which currently govern the federal income tax treatment of the Company and its shareholders. For the particular provisions which govern the federal income tax treatment of the Company and its shareholders, reference is made to Sections 856 through 860 of the Code, the Income Tax Regulations promulgated thereunder and administrative and judicial interpretations thereof. This summary does not give a detailed discussion of any state, local or foreign tax consideration nor does it discuss all the aspects of Federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the Federal income tax laws. As used in this section, the term "Company" refers solely to Berkshire Realty Company, Inc.

         Under the Code, if certain requirements are met in a taxable year, a REIT will generally not be subject to federal income tax with respect to income which it distributes to its shareholders. However, the Company may be subject to federal income tax under certain circumstances, including taxes at regular corporate rates on any undistributed REIT taxable income, the "alternative minimum tax" on its items of tax preference, and adjustments and taxes imposed on income and gain generated by certain extraordinary transactions. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which would have a material adverse effect upon its shareholders.

         As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a shareholder that for U.S. federal income tax purposes is: (a)(i) a citizen or resident of the United States; (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (x) over the administration of which a court within the United States is able to exercise primary supervision and (y) all substantial decisions of which one or more United States fiduciaries have the authority to control, and (b) does not have special status under the Code, such as a tax-exempt organization. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. If a shareholder realizes a loss on the disposition of shares held for not more than six months, the loss will be treated as a long-term capital loss to the extent of any prior distributions with respect to such shares that the shareholder received as capital gain dividends. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's shares, the distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by the Company in October, November or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

         Unitholders are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Common Stock and with respect to the tax consequences arising under the federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences arising from such Unitholder's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company including the possibility of United States income tax withholding on Company distributions.


                              PLAN OF DISTRIBUTION

         The Company will not receive any proceeds from the issuance of any Redemption Shares, but will acquire Units tendered to the Operating Partnership for redemption for which it elects to issue Redemption Shares. The shares of Common Stock offered hereby may be sold from time to time on the NYSE on terms to be determined at the time of such sales.

         The shares of Common Stock offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.

         The Company will pay substantially all the expenses incurred by the Unitholders and the Company incident to the Offering, but excluding any selling commissions or discounts, brokerage fees, transfer taxes or the fees or expenses of any counsel, accountants or other representatives retained by the Unitholders.

         The Company has agreed to indemnify the Unitholders against certain liabilities, including liabilities under the Securities Act.


                                     EXPERTS

         The Consolidated Financial Statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.


                                  LEGAL MATTERS

         The validity of the issuance of the Redemption Shares will be passed upon for the Company by Peabody & Brown, Boston, Massachusetts.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

          Registration fee to the SEC ......................... $9,666
          Printing expense.....................................  2,000
          Accounting fees and expenses.........................  2,000
          Legal fees and expenses.............................. 25,000
          Miscellaneous expenses...............................  1,000
                                                               -------
             Total.............................................$39,666
                                                               =======

          All fees and expenses are estimates except for the registration fee to the SEC.

Item 15.  Indemnification of Directors and Officers.

          The Company's Certificate provides for indemnification of the Company's officers and Directors to the fullest extent permitted by Sections 145 and 102(b)(7) of the Delaware General Corporation Law and relieves the Directors of certain monetary liabilities to the Company and its shareholders. In general, Delaware law permits the Company to indemnify its officers and Directors so long as they act in good faith and in a manner reasonably believed by them to be in, or not opposed to, the best interests of the Company. Subject to the provisions of Sections 145 and 102(b)(7) of the Delaware General Corporation Law, the Company intends to indemnify its officers and Directors against losses, liabilities and expenses (including attorneys' fees) incurred by them that are related to their being officers or Directors of the Company.

         The Company has purchased director and officer liability insurance for the purpose of providing a source of funds to help pay for any indemnification expenses it may incur.


Item 16.  Exhibits

             Exhibit Numbers                   Description
             ---------------                   -----------
                  **4.1 Restated Certificate of Incorporation of the Company, as amended, incorporated by reference to Exhibits 3.1 to the Company's Registration Statement on Form S-4 and Exhibit 3.11 to Post-Effective Amendment No. 1 thereto (File No. 33-37592).

                  **4.2 By-Laws of the Company, as amended, incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and Exhibit 3.4 to the Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-10660).

                  **4.3 Form of Common Stock Certificate, incorporated by reference to Exhibit 4.5 to the Company's registration statement on Form S-4 (No. 33-37592), dated November 2, 1990, as amended.

                   5.1           Opinion regarding legality.

                   8.1           Opinion regarding certain tax matters.

                  *23.1          Consent of Coopers & Lybrand L.L.P.

                  23.2           Consent of Peabody & Brown (included in Exhibit
                                 5.1 hereto).

                  24.1 Power of Attorney (included on signature page hereto).


---------------------------
*    To be filed by amendment.
**   Previously filed.

Item 17.  Undertakings.

          (a) The undersigned Registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to

Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant for expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on August 22, 1997.

                         BERKSHIRE REALTY COMPANY, INC.



                         By: Douglas Krupp
                             -----------------------------------------------
                             Douglas Krupp, Chairman of the Board and
                             Director of Berkshire Realty Company, Inc.



         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Douglas Krupp, Laurence Gerber, David F. Marshall and Marianne A. Pritchard jointly, and each of them severally, his/her true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to execute and sign the Registration Statement filed herewith and any or all amendments or post-effective amendments to this Registration Statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith or in connection with the registration of the shares of Common Stock under the Securities Exchange Act of 1934, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and person each and every act and thing requisite and necessary in connection with such matters as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each such agent or attorney-in-fact and his/her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         SIGNATURE                                       TITLE                                  DATE
         ---------                                       -----                                  ----
Douglas Krupp                           Chairman of the Board and Director of Berkshire         August 22, 1997
--------------                          Realty Company, Inc.
Douglas Krupp


David F. Marshall                       President, Chief Executive Officer and Director         August 22, 1997
-----------------                       of Berkshire Realty Company, Inc.
David F. Marshall



                                      -35-

Marianne Pritchard                      Senior Vice President and Chief Financial               August 22, 1997
------------------                      Officer of Berkshire Realty Company, Inc.
Marianne Pritchard


J. Paul Finnegan                        Director of Berkshire Realty Company, Inc.              August 22, 1997
----------------
J. Paul Finnegan



Laurence Gerber                         Director of Berkshire Realty Company, Inc.              August 22, 1997
---------------
Laurence Gerber


Charles N. Goldberg                     Director of Berkshire Realty Company, Inc.              August 22, 1997
-------------------
Charles N. Goldberg


E. Robert Roskind                       Director of Berkshire Realty Company, Inc.              August 22, 1997
-----------------
E. Robert Roskind


-----------------                       Director of Berkshire Realty Company, Inc.              __________, 1997
David M. deWilde

               Exhibit Index to Registration Statement on Form S-3


The following exhibits are filed as part of this Registration Statement on Form S-3.


 Exhibit                          Description
 -------                          -----------
 Numbers
 -------

   **4.1 Restated Certificate of Incorporation of the Company, as amended, incorporated by reference to Exhibits 3.1 to the Company's Registration Statement on Form S-4 and Exhibit 3.11 to Post-Effective Amendment No. 1 thereto (File No. 33-37592).

   **4.2     By-Laws of the Company, as amended, incorporated by reference to
             Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and Exhibit 3.4 to the Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-10660).

   **4.3     Form of Common Stock Certificate, incorporated by reference to
             Exhibit 4.5 to the Company's registration statement on Form S-4 (No. 33-37592), dated November 2, 1990, as amended.

    5.1      Opinion regarding legality.

    8.1      Opinion regarding certain tax matters.

   *23.1     Consent of Coopers & Lybrand L.L.P.

   23.2      Consent of Peabody & Brown (included in Exhibit 5.1 hereto).

   24.1      Power of Attorney (included on the signature page hereto).


---------------------------
*    To be filed by amendment.
**   Previously filed.


                                      -37-